Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2015 and 2014
(Expressed in US dollars)

Norsat International Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in US dollars - Unaudited)

	Notes	June 30, 2015	December 31, 2014
ASSETS
Current assets
Cash and cash equivalents		$2,595,212	$5,513,733
Trade and other receivables		8,486,133	7,570,110
Inventories		11,039,411	10,120,374
Prepaid expenses and other		493,388	426,093
Current assets		22,614,144	23,630,310
Non-current assets
Property and equipment, net		701,563	855,978
Intangible assets, net		5,622,128	6,360,336
Goodwill		4,464,888	4,736,470
Long-term prepaid expenses and other		9,340	9,340
Deferred income taxassets		4,700,000	4,900,000
Non-current assets		15,497,919	16,862,124
Total assets		$38,112,063	$40,492,434
LIABILITIES
Current liabilities
Trade and other payables		$2,363,548	$2,831,911
Accrued liabilities		2,889,739	2,601,163
Provisions		865,699	766,371
Taxes payable		-	120,038
Deferred revenue		505,821	1,169,816
Current liabilities before acquisition loan		6,624,807	7,489,299
Acquisition loan	7	-	2,371,266
Current liabilities		6,624,807	9,860,565
Non-current liabilities
Long-term deferred revenue		22,483	18,426
Deferred income taxliabilities		1,495,480	1,629,001
Non-current liabilities		1,517,963	1,647,427
Total liabilities		8,142,770	11,507,992
SHAREHOLDERS' EQUITY
Issued capital	8	39,850,648	39,850,648
Treasury shares	9	(416,423)	(326,527)
Contributed surplus		4,292,106	4,371,778
Accumulated other comprehensive loss		(3,113,340)	(3,033,963)
Deficit		(10,643,698)	(11,877,494)
Total shareholders' equity		29,969,293	28,984,442
Total liabilities and shareholders' equity		$38,112,063	$40,492,434

See accompanying notes to the unaudited condensed interim consolidated financial statements.
Approved by the Board and authorized for issue on August 5, 2015

“ Fabio Doninelli”	“ James Topham”
Board of Director	Board of Director

Norsat International Inc.
Condensed Interim Consolidated Statements of Earnings and
Comprehensive Income
(Expressed in US dollars - Unaudited)

		Three months ended June 30		Six months ended June 30
	Notes	2015	2014	2015	2014

Revenue	11	$8,950,091	$9,583,906	$17,360,416	$18,701,611
Cost of sales	4	5,467,065	5,544,946	10,519,547	10,899,129
Gross profit		3,483,026	4,038,960	6,840,869	7,802,482

Expenses:
Selling and distributing expenses	4	1,271,795	1,373,018	2,538,788	2,676,735
General and administrative expenses	4	933,710	1,044,618	1,927,028	1,903,900
Product development expenses, gross	4	730,932	757,152	1,489,708	1,452,589
Less: Government contributions	4	(312,933)	(182,766)	(643,957)	(569,757)
Total expenses		2,623,504	2,992,022	5,311,567	5,463,467
Earnings before other expenses/(income)		859,522	1,046,938	1,529,302	2,339,015

Other expenses/(income):
Write-off of property and equipment		-	-	31,139	-
Other income		(198,997)	-	(198,997)	-
Interest and bank charges		40,908	48,263	76,306	100,878
Loss/(gain) on foreign exchange		210,792	281,733	388,541	(585,759)
Earnings before income taxes		806,819	716,942	1,232,313	2,823,896

Current income tax recovery		-	(213,163)	(66,068)	(213,163)
Deferred income tax expense/(recovery)		132,710	(69,792)	64,585	(139,584)
Net earnings		$674,109	$999,897	$1,233,796	$3,176,643

Other comprehensive income/(loss)
Exchange differences on translation of operations
in currencies other than US Dollars		464,402	742,295	(79,377)	(551,407)
Total comprehensive income		$1,138,511	$1,742,192	$1,154,419	$2,625,236

Net earnings per share
Basic earnings per share	10	$0.12	$0.17	$0.21	$0.55
Diluted earnings per share	10	$0.12	$0.17	$0.21	$0.55

Weighted average number of shares outstanding
Basic	8 and 10	5,759,439	5,766,360	5,762,789	5,766,360
Diluted	8 and 10	5,783,048	5,769,535	5,785,985	5,771,980

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in US dollars - Unaudited)

			Treasury	Contributed	Accumulated other		Total shareholders'
	Notes	Issued capital	shares	surplus	comprehensive loss	Deficit	equity
As at January 1, 2015		$39,850,648	$(326,527)	$4,371,778	$(3,033,963)	$(11,877,494)	$28,984,442
Net earnings for the period		-	-	-	-	1,233,796	1,233,796
Other comprehensive income		-	-	-	(79,377)	-	(79,377)
Total		39,850,648	(326,527)	4,371,778	(3,113,340)	(10,643,698)	30,138,861

Vesting of RSUs		-	198,916	(198,033)	-	-	883
Purchase of shares for RSUs		-	(287,705)	-	-	-	(287,705)
Share purchase cost		-	(1,107)	-	-	-	(1,107)
Share-based payments	8	-	-	118,361	-	-	118,361
As at June 30, 2015		$39,850,648	$(416,423)	$4,292,106	$(3,113,340)	$(10,643,698)	$29,969,293

			Treasury	Contributed	Accumulated other		Total shareholders'
		Issued capital	shares	surplus	comprehensive loss	Deficit	equity
As at January 1, 2014		$39,850,648	$(318,255)	$4,278,843	$(1,315,478)	$(16,072,249)	$26,423,509
Net earnings for the period		-	-	-	-	3,176,643	3,176,643
Other comprehensive income		-	-	-	(551,407)	-	(551,407)
Total		39,850,648	(318,255)	4,278,843	(1,866,885)	(12,895,606)	29,048,745

Vesting of RSUs		-	75,535	(143,620)	-	-	(68,085)
Purchase of shares for RSUs		-	(107,284)	-	-	-	(107,284)
Share purchase cost		-	(4,501)	-	-	-	(4,501)
Share-based payments	8	-	-	123,968	-	-	123,968
As at June 30, 2014		$39,850,648	$(354,505)	$4,259,191	$(1,866,885)	$(12,895,606)	$28,992,843

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in US dollars - Unaudited)

		Three months ended June 30		Six months endedJune 30
	Notes	2015	2014	2015	2014

Cash and cash equivalents provided by/ (used in)
Operating activities:
Net earnings for the period		$674,109	$999,897	$1,233,796	$3,176,643
Income taxes (paid)/refunded		(43,270)	208,688	(43,270)	128,116
Non-cash adjustments to reconcile net earnings to net cash flows:
Depreciation and amortization		329,742	303,407	657,791	622,839
Impairment of property and equipment		-	-	31,139	-
Realized and unrealized foreign exchange loss/ (gain)		210,793	281,733	388,541	(585,759)
Acquisition loan cost amortization		-	6,787	2,262	13,573
Other income		(198,997)	-	(198,997)	-
Current income taxrecovery		-	(213,163)	(66,068)	(213,163)
Deferred income taxexpense/(recovery)		132,710	(69,792)	64,585	(139,584)
Share-based payments		64,410	68,936	118,361	123,968
Vesting of RSUs		(14,632)	(68,085)	(14,632)	(68,085)
Government contribution		(312,933)	(182,766)	(643,957)	(569,757)
Changes in non-cash working capital	12	(1,977,058)	(346,925)	(2,888,486)	(1,875,560)
Net cash flows (used in)/provided by operating activities		(1,135,126)	988,717	(1,358,935)	613,231

Investing activities:
Purchase of intangible assets, property and equipment		(43,454)	(99,994)	(99,549)	(210,424)
Proceeds from government contributions for acquisition of property and equipment		-	-	-	26,551
Net cash flows used in investing activities		(43,454)	(99,994)	(99,549)	(183,873)

Financing activities:
Repayment of acquisition loan	7	(1,306,762)	(480,000)	(2,286,762)	(960,000)
Purchase of treasury shares, including purchase costs		(273,298)	(111,785)	(273,298)	(111,785)
Proceeds from government contributions	5	69,727	162,352	833,211	618,473
Net cash flows used in financing activities		(1,510,333)	(429,433)	(1,726,849)	(453,312)

Effect of foreign currency translation on cash and cash equivalents		(73,410)	(92,302)	266,812	(15,538)

(Decrease)/increase in cash and cash equivalents		(2,762,323)	366,988	(2,918,521)	(39,492)
Cash and cash equivalents, beginning of period		5,357,535	2,866,115	5,513,733	3,272,595
Cash and cash equivalents, end of period		$2,595,212	$3,233,103	$2,595,212	$3,233,103

Supplemental cash flow and other disclosures (Note 12)
See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(Expressed in US dollars - Unaudited)

1. Basis of Preparation

Statement of compliance

These unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2015, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the Company’s 2014 annual audited consolidated financial statements which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

The unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2015 have been approved and authorized for issue by the board of directors on August 5, 2015.

These unaudited condensed interim consolidated financial statements are presented in United States dollars (‘USD”), except when otherwise indicated.

Seasonal fluctuations

Quarterly results from the Company’s two business segments fluctuate from quarter to quarter due to seasonal influences on sales volumes. In the Company’s Land Mobile Radio (“Sinclair Technologies”) segment, the first and second quarters are historically the strongest, as most of Sinclair Technologies’ customers build inventories as they commence installation in the spring and winter seasons. In the Satellite Communications segment, the third and fourth quarters are typically the strongest, as these are traditionally the periods when military sales occur. The timing of contract awards also creates significant fluctuations in the Company’s quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

2. Significant Accounting Policies

The unaudited condensed interim consolidated financial statements have been prepared using accounting policies consistent with those used in the preparation of the audited consolidated financial statements as at December 31, 2014.

3. Significant Management Judgments and Estimation Uncertainty

The preparation of unaudited condensed interim consolidated financial statements in conformity with IFRS requires the Company’s management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the unaudited condensed interim consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates.

The judgments, estimates and assumptions applied in the unaudited condensed interim consolidated financial statements, including key sources of estimation uncertainty, were the same as those applied in the Company’s last annual audited consolidated financial statements for the year ended December 31, 2014.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(Expressed in US dollars - Unaudited)

4. Cost of Sales and Expenses

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Cost of Sales
Direct cost of sales	$5,444,214	$5,523,965	$10,472,943	$10,857,848
Depreciation and amortization	22,851	20,981	46,604	41,281
	$5,467,065	$5,544,946	$10,519,547	$10,899,129

Selling anddistributing expenses
Direct expenses	$1,109,519	$1,205,642	$2,214,686	$2,325,700
Depreciation and amortization	162,276	167,376	324,102	351,035
	$1,271,795	$1,373,018	$2,538,788	$2,676,735

General andadministrative expenses
Direct expenses	$1,064,822	$1,068,228	$2,123,409	$2,019,392
Capitalized to inventory/transfer to cost of sales	(225,226)	(71,851)	(381,288)	(198,208)
Depreciation and amortization	94,114	48,241	184,907	82,716
	$933,710	$1,044,618	$1,927,028	$1,903,900

Product development expenses, net
Direct expenses	$680,431	$690,343	$1,387,530	$1,304,782
Depreciation and amortization	50,501	66,809	102,178	147,807
	730,932	757,152	1,489,708	1,452,589
Less: Government contributions (Note 5)	(312,933)	(182,766)	(643,957)	(569,757)
	$417,999	$574,386	$845,751	$882,832

Supplementary information:
Short-term employee benefits	$1,955,333	$2,680,259	$3,824,100	$5,248,566

Short-term employee benefits include wages, salaries, bonuses, sales commissions, share-based payments, social security contributions, extended health premiums, Medical Services Plan payments, Registered Retirement Savings Plan contributions and vacation accrual.

5. Government Contributions

a.) Strategic Aerospace & Defense Initiative (“SADI I”)

As at June 30, 2015, the Company has calculated the SADI I repayment amount to be $nil as the 2015 year to date gross business revenue as at June 30, 2015 did not meet the criteria for repayment pursuant to the repayment terms of the SADI I agreement and the Company’s accounting policy relating to SADI repayment.

b.) Strategic Aerospace & Defense Initiative (“SADI II”)

For the three and six months ended June 30, 2015, the Company has recorded $312,933 and $643,957 (for the three and six months ended June 30, 2014 - $182,766 and $569,757) as a reduction to product development expenses related to SADI II in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income. For the three and six months ended June 30, 2015, the Company recorded $nil (three and six months ended June 30, 2014 - $nil and $26,551) as a reduction to property and equipment costs related to SADI II.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(Expressed in US dollars - Unaudited)

As at June 30, 2015, the Company has recorded $3,931,090, or Cdn$4,344,733 of the maximum funding amount of Cdn$13,270,265 under SADI II.

As at June 30, 2015, eligible costs related to SADI II of $394,713 (December 31, 2014 - $593,097) were included in trade and other receivables.

For the three and six months ended June 30, 2015, total cash received under SADI II was $69,727 and $833,211 (three and six months ended June 30, 2014 - $162,352 and $618,473).

As at June 30, 2015, the Company did not accrue any liability for repayment relating to SADI II as the amount to be repaid cannot yet be determined since the repayment amount is contingent on 2018 financial results compared to those achieved in 2017.

6. Operating Line of Credit

During the six months ended June 30, 2015, the Company renewed its existing credit facilities with HSBC Bank Canada (the “Bank”) where the demand operating line of credit available to the Company has been amended to Cdn$3.50 million compared to USD3.25 million previously. All terms of interests and covenants remain unchanged. Together with the Company’s existing facility with HSBC Bank USA of USD0.5 million, the Company has total credit facilities of approximately $3.26 million (December 31, 2014 $3.66 million). As at June 30, 2015, the Company had drawn $0.21 million of the $3.26 million operating line of credit for a standby letter of credit of a significant sales contract.

7. Acquisition Loan

For the three and six months ended June 30, 2015, the Company made principal repayments totaling $1,306,762 and $2,286,762 (three and six months ended June 30, 2014 - $480,000 and $960,000) against the acquisition loan. As at June 30, 2015, the Company has fully repaid its loan balance.

8. Issued Capital

Share Consolidation

On January 16, 2015, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares. As no fractional common shares were issued in connection with the share consolidation and any fractional shares that resulted from the share consolidation were rounded to the nearest whole number, the 58,316,532 pre-consolidation common shares issued and outstanding as at December 31, 2014 were being reduced to 5,831,658 common shares on a post-consolidated basis.

Total shares issued and outstanding as at June 30, 2015 and December 31, 2014 were 5,831,658 at a book value of $39,850,648.

These condensed interim consolidated financial statements reflect the share capital consolidation and earnings per share on a retroactive basis. The following sections reflect the effects of the share capital consolidation on the number of common shares, options and restricted share units.

Share Purchase Option Plan

During the three months ended June 30, 2015, the Company renewed its Stock Option Plan dated May 9, 2012 (the “Plan”). The policies of the Toronto Stock Exchange require the Company to seek shareholder approval for its option plan every three years. At the Company’s Annual General Meeting on May 6, 2015,

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(Expressed in US dollars - Unaudited)

the shareholders of the Company approved, by ordinary resolution, the continuation of the Plan. The terms of the Plan remained unchanged. Further information is contained in the Company’s information circular dated March 25, 2015 available on www.sedar.com.

During the three months ended June 30, 2015, 3,000 stock purchase options were granted at an average weighted exercise price of Cdn$5.99 and a fair value of Cdn$1.96, of which $nil were granted to senior management.

During the six months ended June 30, 2015, 29,352 stock purchase options were granted at an exercise price of Cdn$6.75 and a fair value of Cdn$2.20, of which 4,642 stock purchase options were granted to senior management and directors at the same average price and fair value.

Options typically vest in two years and expire five years from the grant date.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options. The weighted average assumptions used to estimate the fair value of options granted during the three and six months ended June 30, 2015 and 2014 were:

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Risk free interest rate	0.80%	1.44%	0.56%	1.36%
Expected life	3.1 years	3.1 years	3.1 years	3.1 years
Vesting period	2 years	2 years	2 years	2 years
Expected volatility	47%	49%	47%	49%
Expected dividends	Nil	Nil	Nil	Nil
Average fair value	Cdn$1.96	Cdn$1.86	Cdn$2.20	Cdn$1.86
Forfeiture rate	18%	18%	18%	18%

The exercise price of all share purchase options granted during the period is equal to the closing market price at the grant date. The Company calculates share-based payment from the vesting of stock options using the Black-Scholes Option Pricing Model with assumptions noted above and records related compensation expense as follows for the three and six months ended June 30, 2015 and 2014:

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Share-based payments - options	$13,386	$15,998	$27,014	$30,990

Share purchase options outstanding as at June 30, 2015 are as follows:

Share purchase options outstanding	Number of	Weighted average
	options	exercise price Cdn$
Balance, December 31, 2014	214,162	$5.80
Granted	29,352	6.75
Expired	(11,040)	6.92
Forfeited	(1,454)	5.09
Balance, June 30, 2015	231,020	$5.98

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(Expressed in US dollars - Unaudited)

The following table summarizes information pertaining to the Company’s share purchase options outstanding at June 30, 2015:

		Options outstanding		Options exercisable
Range of	Number of	Weighted average	Weighted	Number of	Weighted
exercise prices	options	remaining contractual	average	options	average
Cdn$	outstanding	life (years)	exercise price	exercisable	exercise price
			Cdn$		Cdn$
$0 to $4.99	40,700	1.62	4.80	39,200	4.80
$5.00 to $9.99	190,320	2.64	6.22	111,384	6.52
	231,020	2.46	5.98	150,584	6.07

Restricted Share Unit (“RSU”) Plan

The Company charged the following share-based payments to operating expenses in connection with the Company’s RSU plan, with a corresponding increase in contributed surplus:

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Share-based payments - RSUs	$51,024	$52,938	$91,347	$92,978

RSUs outstanding as at December 31, 2014 and June 30, 2015 are as follows:

No. of units
Balance, December 31, 2014	72,554
Granted	66,491
Vested	(39,887)
Forfeited	(567)
Balance, June 30, 2015	98,591

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(Expressed in US dollars - Unaudited)

9. Treasury Shares

During the three and six months ended June 30, 2015, the Company recorded a reduction in treasury shares of $198,916 or 39,887 common shares for RSUs that vested on May 8, 2015. These shares were issued to RSU participants to satisfy the delivery of shares upon vesting of RSUs.

In addition, the Company purchased 58,411 common shares in the open market for $287,705 (Cdn$344,254) in order to provide shares to RSU participants at applicable vesting dates for those RSUs that were granted during the six months ended June 30, 2015. The amount was recorded under treasury shares, reducing shareholders’ equity. These shares were held by a third party trustee to be released to participants at future vesting dates of the RSUs. The Company also recorded a related share purchase cost of $1,107.

The following summarizes information pertaining to treasury shares outstanding as at June 30, 2015:

No. of shares
Balance, December 31, 2014	65,476
Shares issued upon RSU vesting	(39,887)
Shares purchased to settle RSUs	58,411
Balance, June 30, 2015	84,000

10. Earnings per Share

The reconciliation of the numerators and denominators of the basic and diluted earnings per share (“EPS”) calculations was as follows for the three and six months ended June 30, 2015 and 2014:

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Numerator
Net earnings	$674,109	$999,897	$1,233,796	$3,176,643
Denominator:
Weighted average number of shares outstanding used to compute basic EPS	5,759,439	5,766,360	5,762,789	5,766,360
Dilution from exercise of stock options	23,609	3,175	23,196	5,620

Weighted average number of shares outstanding used to compute diluted EPS	5,783,048	5,769,535	5,785,985	5,771,980

Net earnings per share
Basic	$0.12	$0.17	$0.21	$0.55
Diluted	$0.12	$0.17	$0.21	$0.55

The calculation of assumed exercise of stock options includes the effect of the dilutive options. Where their effect was anti-dilutive because their exercise prices were higher than the average market price of the Company’s common shares at the end of the periods shown in the table, assumed exercise of those particular stock options was not included.

11. Segmented Information

Commencing in 2015, the Company combined its Satellite Communications and Microwave Products segments into one reportable segment, Satellite Communications, after considering how decisions are made about resource allocation and performance assessment.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(Expressed in US dollars - Unaudited)

The Company’s business operates primarily through two operating segments – Land Mobile Radio (“Sinclair Technologies”) and Satellite Communications.

The two reportable segments are managed and monitored together with operating results reviewed by the Company’s chief operating decision makers on a combined basis. The two reporting segments are strategic business units that offer different products and services. They are managed separately because each business is in a different stage in its life cycle and they require different marketing strategies.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies as described in the annual audited consolidated financial statements for the year ended December 31, 2014.

The following tables set forth sales and gross profit information by operating segments for the three and six months ended June 30, 2015 and 2014:

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Sales to external customers
Sinclair Technologies	$4,813,636	$5,555,039	$9,458,434	$11,174,223
Satellite Communications	4,136,455	4,028,867	7,901,982	7,527,388
	$8,950,091	$9,583,906	$17,360,416	$18,701,611

Gross profit
Sinclair Technologies	$2,216,724	$2,312,225	$4,222,363	$4,560,041
Satellite Communications	1,266,302	1,726,735	2,618,506	3,242,441
	$3,483,026	$4,038,960	$6,840,869	$7,802,482

Assets related to Sinclair Technologies and Satellite Communications can be clearly identified and attributed to their operations.

	Sinclair	Satellite	Consolidated
	Technologies	Communications
As at June 30, 2015
Total assets related to operations	$21,623,117	$16,488,946	$38,112,063
Property and equipment, net	265,847	435,716	701,563
Intangible assets, net	5,497,856	124,272	5,622,128

As at December 31, 2014
Total assets related to operations	$23,378,479	$17,113,955	$40,492,434
Property and equipment, net	326,688	529,290	855,978
Intangible assets, net	6,231,942	128,394	6,360,336

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(Expressed in US dollars - Unaudited)

The Company generated revenues from external customers located in the following geographic locations:

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014

United States	$4,504,083	$6,392,681	$9,389,887	$11,564,680
Canada	728,754	1,211,194	2,032,081	2,872,714
Europe and other	3,717,254	1,980,031	5,938,448	4,264,217
	$8,950,091	$9,583,906	$17,360,416	$18,701,611

Substantially all of the Company’s property and equipment, intangible assets and goodwill are located in Canada.

Customer Concentration

For the three and six months ended June 30, 2015, three and one customer individually represented 10% or more of total consolidated revenue. The three customers represented a total of 38% of total consolidated revenue for the three months ended June 30, 2015. The one customer represented 11% of total consolidated revenue for the six months ended June 30, 2015.

For the three and six months ended June 30, 2014, two customers individually represented 10% or more of total consolidated revenue. The two customers represented a total of 24% and 21% of total consolidated revenue for the three months and six months ended June 30, 2014, respectively.

12. Supplemental Cash Flow and Other Disclosures

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Changes in non-cash working capital:
Trade and other receivables	$(1,369,282)	$(35,336)	$(1,365,579)	$(851,783)
Inventories	(512,031)	655,384	(1,017,655)	366,423
Prepaid expenses and other	(15,189)	143,961	(77,585)	303,009
Accounts payable and accrued liabilities	1,096,953	(826,049)	71,665	(1,130,832)
Provisions	(85,729)	(50,415)	80,519	(208,629)
Deferred revenue	(1,091,780)	(234,470)	(579,851)	(353,748)
	$(1,977,058)	$(346,925)	$(2,888,486)	$(1,875,560)
Supplementary information:
Interest paid	$7,139	$32,056	$21,644	$65,188

13. Related Party Transactions

The following table discloses the compensation amount of key management personnel in the ordinary course of their employment recognized as an expense during the reporting periods. Key management personnel include the Company’s President and Chief Executive Officer, Chief Financial Officer and General Manager.

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Short-term employee benefits	$265,820	$270,761	$527,146	$552,204
Share-based payments	31,905	35,738	57,126	69,623
Total	$297,725	$306,499	$584,272	$621,827

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(Expressed in US dollars - Unaudited)

14. Commitments and Contingencies

Future minimum payments at June 30, 2015 under purchasing commitments and operating lease obligations for each of the next five calendar years are approximately as follows:

	Inventory	Operating
	purchase	lease
	obligations	obligations	Total

Remaining 2015	$5,458,323	$369,600	$5,827,923
2016	80,000	690,715	770,715
2017	-	179,476	179,476
2018	-	-	-
2019	-	-	-
	$5,538,323	$1,239,791	$6,778,114

The Company has operating lease commitments extending to June 2017. The Company also enters into purchase commitments, including inventory purchase obligations in the normal course of business as disclosed above. In addition, the Company is required to make contingent repayment of SADI I government contributions pursuant to the repayment term of the agreement. As at June 30, 2015, the Company did not accrue any liability for repayment as the amount cannot yet be determined (Note 5).

Legal Proceedings

From time to time the Company may enter into legal proceedings relating to certain potential claims. It is impossible at this time for the Company to predict with any certainty the outcome of any such claims. However, management is of the opinion, based on legal assessment and information available, that it is unlikely that any liability would be material in relation to the Company’s consolidated financial position.

15. Comparative Figures

Certain figures in the prior period condensed interim consolidated financial statements have been adjusted to reflect the ten to one share capital consolidation as described in Note 8, notably number of shares, earnings per share, and number of options and RSUs outstanding.